UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 2

Cybex International, Inc.

(Name of the Issuer)

Cybex International, Inc. UM Holdings, Ltd. CYB Merger Corp. John Aglialoro Joan Carter

(Names of Persons Filing Statement)

Common stock, par value $0.10 per share

(Title of Class of Securities)

23252E 10 6

(CUSIP Number of Class of Securities)

Cybex International, Inc. 10 Trotter Drive Medway, MA 02053 (508) 533-4300	Mr. John Aglialoro UM Holdings, Ltd. 56 Haddon Avenue Haddonfield, NJ 08033 (856) 354-2200

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to

Lowenstein Sandler P.C. 65 Livingston Avenue Roseland, NJ 07068 Attn: Peter H. Ehrenberg, Esquire (973) 597-2500	Archer & Greiner, P.C. One Centennial Square 33 East Euclid Avenue Haddonfield, NJ 08033 Attn: James Carll, Esquire (856) 795-2121

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee*

$22,929,150	$3,130

*	The filing fee of $3,130 was determined by multiplying .00013640 by the aggregate merger consideration of $22,929,150. The aggregate merger consideration was calculated based on the sum of (i) 8,699,381 outstanding shares of Common Stock as of November 5, 2012 to be acquired pursuant to the merger multiplied by the merger consideration of $2.55 per share and (ii) 503,125 shares of Common Stock underlying outstanding options and warrants as of November 5, 2012 to be cancelled pursuant to the merger multiplied by the merger consideration of $2.55 per share, minus the exercise price of such options or warrants.

☒	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,130

Form or Registration No.: Schedule 14A—Preliminary Proxy Statement

Filing Party: Cybex International, Inc.

Date Filed: November 6, 2012

Introduction

This Amendment No. 2 to Schedule 13E-3 Transaction Statement, together with the exhibits hereto (“Transaction Statement”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by (i) Cybex International, Inc. (the “Company”), a New York corporation and the issuer of the shares of Common Stock, par value $0.10 per share (the “Common Stock”) that is subject to the Rule 13e-3 transaction; (ii) UM Holdings, Ltd. (“Parent”), a New Jersey corporation; (iii) CYB Merger Corp., a New York corporation and wholly owned subsidiary of Parent (“Merger Sub”), (iv) John Aglialoro (“Mr. Aglialoro”), and (v) Joan Carter (“Ms. Carter”).

This Transaction Statement relates to the Agreement and Plan of Merger, dated as of October 17, 2012 (as it may be amended from time to time, the “Merger Agreement”) by and among the Company, UM Holdings, Ltd., and Merger Sub. If the conditions to the closing of the merger are either satisfied or waived, Merger Sub will be merged with and into the Company (the “Merger”), the separate corporate existence of Merger Sub will cease and the Company will continue its corporate existence under New York law as the surviving corporation in the Merger. Upon completion of the Merger, the Common Stock, other than shares owned by Parent, Mr. Aglialoro, and Ms. Carter, will be converted into the right to receive $2.55 per share in cash, without interest and less any required withholding taxes. Following completion of the Merger, the Common Stock will no longer be publicly traded, and holders (other than Parent, its subsidiaries and its stockholders) of the Common Stock that has been converted will cease to have any ownership interest in the Company.

Acting upon the recommendation of a special committee of the Company’s board of directors consisting solely of disinterested directors, the Company’s board of directors (other than Mr. Aglialoro, Ms. Carter and Arthur W. Hicks, Jr., an officer of the Company and Parent, each of whom abstained from voting on the Merger ) approved the Merger Agreement and the transactions contemplated thereby, including the Merger, declared the same to be advisable and in the best interests of the Company and its public stockholders and recommended adoption of the Merger Agreement by the stockholders of the Company. The Merger remains subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including obtaining approval of holders of at least two/thirds of the outstanding shares of Common Stock of the Company and of a majority of the shares of Common Stock held by the Company’s public stockholders. For purposes of this Transaction Statement, the term “public stockholders” shall mean all of the stockholders of the Company other than Parent, Mr. Aglialoro and Ms. Carter.

On December 14, 2012, the Company filed with the SEC Amendment No. 1 to preliminary proxy statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act, pursuant to which the Company’s board of directors is soliciting proxies from stockholders of the Company in connection with the Merger. The Proxy Statement, attached to Amendment No. 1 to the Transaction Statement as Exhibit (a)(2)(i) thereto, is incorporated herein by reference. A copy of the Merger Agreement is attached to the Proxy Statement as Annex A and is incorporated herein by reference.

Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all annexes, exhibits, and appendices thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Amendment No. 2 to Schedule 13E-3. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined in this Amendment No. 2 to Schedule 13E-3 shall have the meanings given to them in the Proxy Statement.

The information concerning the Company contained in this Amendment No. 2 to Schedule 13E-3 and the Proxy Statement was supplied by the Company, and the information concerning each other Filing Person contained in this Amendment No. 2 to Schedule 13E-3 and the Proxy Statement has been supplied by each such Filing Person.

Item 1.	Summary Term Sheet

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Summary Term Sheet”

Item 2.	Subject Company Information

(a) Name and address. The Company’s name and the address and telephone number of its principal executive offices are as follows:

Cybex International, Inc.

10 Trotter Drive

Medway, MA 02053

(508) 533-4300

(b) Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Special Meeting and the Merger”

“The Special Meeting—Record Date, Notice and Quorum”

“The Special Meeting—Required Vote”

“Security Ownership of Certain Beneficial Owners and Management”

(c) Trading market and price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Market Price of Cybex Common Stock”

(d) Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Market Price of Cybex Common Stock”

(e) Prior public offerings. Not applicable.

(f) Prior stock purchases. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Security Ownership of Certain Beneficial Owners and Management”

“Market Price of Cybex Common Stock”

“Special Factors—Opinion of Duff and Phelps”

Mr. Curtis, appointed as a director in May 2012, has received as part of his compensation from the Company stock-based awards that represent the right to receive 16,667 shares of Common Stock subject to a 3-year vesting period with 1/3 vesting in May 2013, 1/3 in May 2014, and 1/3 in May 2015.

Item 3.	Identity and Background of Filing Person

(a)—(c) Name and address; Business and background of entities; Business and background of natural persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Summary Term Sheet – The Parties to the Merger”

“The Parties to the Merger”

“Security Ownership of Certain Beneficial Owners and Management”

Set forth below are the names, the present principal occupations or employment, telephone number and the name, principal business, and address of any corporation or other organization in which such occupation or employment is conducted and the five–year employment history of each of the Filing Persons (other than the Company). During the past five years, none of the persons or entities described have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws. Each person identified is a United States citizen. Mr. Aglialoro is Chairman and Chief Executive Officer of the Company, Chairman of Parent, and President of Merger Sub. Ms. Carter is a director of the Company, Parent and Merger Sub and is President of Parent and Vice President of Merger Sub.

Name	Business Address	Employment History
UM Holdings, Ltd., a New Jersey corporation	56 Haddon Avenue Haddonfield, NJ 08033 (856) 354-2200	N/A

CYB Merger Corp., a New York corporation	56 Haddon Avenue Haddonfield, NJ 08033 (856) 354-2200	N/A

John Aglialoro, a natural person	UM Holdings, Ltd. 56 Haddon Avenue Haddonfield, NJ 08033 (856) 354-2200	The Company’s Chairman of the Board since 1997 and CEO since 2000. The Chairman of Parent since 1982. President and a director of Merger Sub since 2012.

Joan Carter, a natural person	UM Holdings, Ltd. 56 Haddon Avenue Haddonfield, NJ 08033 (856) 354-2200	Director of the Company since 1997. The President of Parent since 1986. Vice President and a director of Merger Sub since 2012.

(d) Tender Offer. Not applicable.

Item 4.	Terms of the Transaction

(a) Material Terms.

(1) Tender Offers. Not applicable.

(2) Mergers or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Proposal No. 1: The Merger Agreement—General; The Merger”

“Proposal No. 1: The Merger Agreement—Consideration to be Received Pursuant to the Merger; Treatment of Equity Awards”

“Proposal No. 1: The Merger Agreement—Payment for Cybex Common Stock in the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Fairness of the Merger; Recommendation of the Special Committee and our Board of Directors”

“Special Factors— Purpose and Reasons by the UM Holdings Group for the Merger”

“Special Factors—Plans for the Company after the Merger”

“The Special Meeting—Required Vote”

“Proposal No. 1: The Merger Agreement—Conditions to Completion of the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Our Directors and Executive Officers in the Merger”

“Special Factors—Material United States Federal Income Tax Consequences”

(b) Purchases. Not Applicable.

(c) Different terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Our Directors and Executive Officers in the Merger”

“Security Ownership of Certain Beneficial Owners and Management”

(d) Appraisal rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Appraisal Rights”

“Summary Term Sheet – No Appraisal Rights”

“Special Factors – Absence of Right of Appraisal”

(e) Provisions for unaffiliated security holders. None.

(f) Eligibility for listing or trading. Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

(a) (1)—(2) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Our Directors and Executive Officers in the Merger”

(b) – (c) Significant corporate events; Negotiations or contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Fairness of the Merger; Recommendation of the Special Committee and our Board of Directors”

“Special Factors— Purpose and Reasons by UM Holdings Group for the Merger”

“Special Factors— Position of the UM Holdings Group as to the Merger”

“Special Factors—Plans for the Company after the Merger”

“Special Factors—Interests of Our Directors and Executive Officers in the Merger”

“Proposal No. 1: The Merger Agreement—General; The Merger”

“Annex A: Agreement and Plan of Merger”

(d) Conflicts of interest. Not applicable.

(e) Agreements involving the subject company’s securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Our Directors and Executive Officers in the Merger”

“The Special Meeting—Required Vote”

“Proposal No. 1: The Merger Agreement—General; The Merger”

Item 6.	Purposes of the Transaction and Plans or Proposals

(a) Purposes. Not applicable.

(b) Use of securities acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Certain Effects of the Merger”

“Proposal No. 1: The Merger Agreement—Payment for Cybex Common Stock in the Merger”

“Consideration to be Received Pursuant to the Merger; Treatment of Equity Awards”

(c) (1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Fairness of the Merger; Recommendation of the Special Committee and our Board of Directors”

“Special Factors— Purpose and Reasons by the UM Holdings Group for the Merger”

“Special Factors—Plans for the Company after the Merger”

“Special Factors—Deregistration of Cybex Common Stock”

“Special Factors—Interests of Our Directors and Executive Officers in the Merger”

“Proposal No. 1: The Merger Agreement—General; The Merger”

“Proposal No. 1: The Merger Agreement—Consideration to be Received Pursuant to the Merger; Treatment of Equity Awards”

“Proposal No. 1: The Merger Agreement—Payment for Cybex Common Stock in the Merger”

“Annex A: Agreement and Plan of Merger”

(d) Subject Company Negotiations. Not applicable.

Item 7.	Purposes, Alternatives, Reasons and Effects

(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Fairness of the Merger; Recommendation of the Special Committee and our Board of Directors”

“Special Factors— Purpose and Reasons of by the UM Holdings Group for the Merger”

“Special Factors—Plans for the Company after the Merger”

“Special Factors —Deregistration of Cybex Common Stock”

“Summary Term Sheet—Deregistration of Cybex Common Stock”

(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Fairness of the Merger; Recommendation of the Special Committee and our Board of Directors”

“Special Factors—Plans for the Company after the Merger”

(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Fairness of the Merger; Recommendation of the Special Committee and our Board of Directors”

“Special Factors—Purpose and Reasons by the UM Holdings Group for the Merger”

“Special Factors— Position of the UM Holdings Group as to the Merger”

“Special Factors—Plans for the Company after the Merger”

“Special Factors—Certain Effects of the Merger”

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Fairness of the Merger; Recommendation of the Special Committee and our Board of Directors”

“Special Factors—Purpose and Reasons by the UM Holdings Group for the Merger”

“Special Factors—Plans for the Company after the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Our Directors and Executive Officers in the Merger”

“Special Factors—Material United States Federal Income Tax Consequences”

“Annex A: Agreement and Plan of Merger”

Item 8.	Fairness of the Transaction

(a)—(b) Fairness; Factors considered in determining fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Fairness of the Merger; Recommendation of the Special Committee and our Board of Directors”

“Special Factors—Opinion of Duff & Phelps”

“Special Factors— Purpose and Reasons by the UM Holdings Group for the Merger”

“Special Factors—Position of the UM Holdings Group as to the Merger”

“Special Factors—Plans for the Company after the Merger”

“Special Factors—Interests of Our Directors and Executive Officers in the Merger”

“Annex B: Opinion of Duff & Phelps”

The presentation, dated October 16, 2012, of Duff & Phelps to the Special Committee of the Board of Directors of the Company is filed as Exhibit (c) (2) and is incorporated herein by reference.

(c) Approval of security holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“The Special Meeting—Record Date; Notice and Quorum”

“The Special Meeting—Required Vote”

“Proposal No. 1: The Merger Agreement—Conditions to Completion of the Merger”

(d) Unaffiliated representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Fairness of the Merger; Recommendation of the Special Committee and our Board of Directors”

(e) Approval of directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Fairness of the Merger; Recommendation of the Special Committee and our Board of Directors”

“Questions and Answers about the Special Meeting and the Merger”

(f) Other offers. Not applicable

Item 9.	Reports, Opinions, Appraisals and Negotiations

(a)—(c) Report, opinion or appraisal; Preparer and summary of the report, opinion or appraisal; Availability of documents. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Fairness of the Merger; Recommendation of the Special Committee and our Board of Directors”

“Special Factors—Opinion of Duff & Phelps”

“Where You Can Find More Information”

“Annex B: Opinion of Duff & Phelps”

The presentation, dated October 16, 2012, of Duff & Phelps to the Special Committee of the Board of Directors of the Company is filed as Exhibit (c) (2) and is incorporated herein by reference.

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested equity holder of the Company.

Item 10.	Source and Amounts of Funds or Other Consideration

(a)—(b), (d) Source of funds; Conditions; Borrowed funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Important Considerations-Financing”

“Special Factors—Financing”

(c) Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Fees and Expenses”

“Special Factors—Fees and Expenses”

“Proposal No. 1: The Merger Agreement—Fees and Expenses”

Item 11.	Interest in Securities of the Subject Company

(a) Securities ownership. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Security Ownership of Certain Beneficial Owners and Management”

(b) Securities transactions. Not applicable.

Item 12.	The Solicitation or Recommendation

(d) Intent to tender or vote in a going-private transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Reasons for the Merger; Fairness of the Merger; Recommendation of the Special Committee and our Board of Directors”

“Special Factors— Purpose and Reasons by the UM Holdings Group for the Merger”

“Special Factors—Plans for the Company after the Merger”

“The Special Meeting – Our Board’s Recommendation”

“The Special Meeting—Required Vote”

(e) Recommendation of others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Reasons for the Merger; Fairness of the Merger; Recommendation of the Special Committee and our Board of Directors”

“Special Factors— Purpose and Reasons by the UM Holdings Group for the Merger”

“Special Factors—Plans for the Company after the Merger”

“The Special Meeting – Our Board’s Recommendation”

Item 13.	Financial Statements

(a) Financial information. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summarized Financial Information”

“Where You Can Find More Information”

The audited financial statements set forth in Item 15 of the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2011 and the unaudited financial statements set forth in Item 1 of the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 29, 2012 are incorporated herein by reference.

The ratio of earnings to fixed charges for each of the two years ending December 31, 2011 and for the quarterly period ended September 29, 2012 are set forth in the Proxy Statement under the caption “Summarized Financial Information” and is incorporated herein by reference. The book value per share as of September 29, 2012 is set forth in the Proxy Statement under the caption “Summarized Financial Information” and is incorporated herein by reference.

(b) Pro forma information. Not applicable.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used

(a)—(b) Solicitations or recommendations; Employees and corporate assets. The Company intends to utilize an outside proxy solicitation firm. However, no proxy solicitation firm has been identified as of the date hereof. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“The Special Meeting—Persons Making the Solicitation”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Fees and Expenses”

Item 15.	Additional Information

(b) No executive officer of any entity that is a filing person under this Amendment No. 2 to Schedule 13E-3 will receive any compensation, whether present, deferred or contingent, that is based upon or otherwise relates to this Amendment No. 2 to Schedule 13E-3 transaction.

(c) Other material information. The information set forth in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16.	Exhibits

(a) (1) Not applicable.

(a) (2)(i) Amendment No. 1 to Preliminary Proxy Statement of Cybex International, Inc. (incorporated by reference to the Schedule 14A filed with the Securities and Exchange Commission on December 14, 2012) (the “Proxy Statement”).

(a) (2)(ii) Amended Form of Proxy Card – previously filed.

(a) (2)(iii) Letter to the Company Stockholders (incorporated herein by reference to the Proxy Statement).

(a) (2)(iv) Notice of Special Meeting of Stockholders (incorporated herein by reference to the Proxy Statement).

(a) (3) Press Release dated October 17, 2012 (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 18, 2012 and incorporated herein by reference).

(b) (1) Loan Commitment, dated November 26, 2012, between Cybex International, Inc. and RBS Citizens, N.A. – previously filed.

(b) (2) Mezzanine Loan Commitment, dated November 29, 2012, between Cybex International, Inc. and Massachusetts Capital Resource Company – previously filed.

(c) (1) Opinion, dated October 17, 2012, of Duff & Phelps to the Special Committee of the Board of Directors of the Company (incorporated herein by reference to Annex B of the Proxy Statement).

(c) (2) Presentation, dated October 16, 2012, of Duff & Phelps to the Special Committee of the Board of Directors of the Company – previously filed.

(c)(3) Preliminary Presentation, dated September 27, 2012, of Duff & Phelps to the Special Committee of the Board of Directors of the Company – previously filed.

(c)(4) Special Committee Update, dated June 28, 2012, of Duff & Phelps to the Special Committee of the Board of Directors of the Company – filed herewith.

(d) (1) Agreement and Plan of Merger, dated as of October 17, 2012, between the Company, Parent and Merger Sub (incorporated herein by reference to Annex A of the Proxy Statement).

(f) Holders of Cybex Common Stock do not have appraisal rights in connection with the merger.

(g) None.

SIGNATURE

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of December 18, 2012

CYBEX INTERNATIONAL, INC.

By:	/s/ John Aglialoro
Name:	John Aglialoro
Title:	Chairman and CEO

UM HOLDINGS, LTD.

By:	/s/ John Aglialoro
Name:	John Aglialoro
Title:	Chairman and CEO

CYB MERGER CORP.

By:	/s/ John Aglialoro
Name:	John Aglialoro
Title:	President

/s/ John Aglialoro
JOHN AGLIALORO

/s/ Joan Carter
JOAN CARTER

Exhibit (c)(4)

DUFF & PHELPS

Confidential

CYBEX®

Special

Committee

Update

June 28, 2012

The information contained herein is of a confidential nature and is intended for the exclusive use of the persons or firm to whom it is furnished by us. Reproduction, publication, or dissemination of portions hereof may not be made without prior approval of Duff & Phelps, LLC.

Duff & Phelps Disclaimer

•The following pages contain material that is being provided by Duff & Phelps, LLC (“Duff & Phelps”) to the Special Committee (the “Special Committee”) of the Board of Directors (the “Board of Directors”) of Cybex International, Inc. (the “Company” or “Cybex”) in connection with a possible transaction (the “Possible Transaction”).

•The accompanying material was compiled on a confidential basis for the sole use of the Special Committee and is not to be distributed to any other party or publicly disclosed without the written consent of Duff & Phelps.

•The information utilized in preparing this presentation was obtained from the Company and public sources. Any estimates and projections contained herein have been prepared by the senior management of the Company and involve numerous and significant subjective determinations, which may or may not prove to be correct. No representation or warranty, expressed or implied, is made as to the accuracy or completeness of such information and nothing contained herein is, or shall be relied upon as, a representation, whether as to the past or the future. Duff & Phelps did not attempt to independently verify such information.

•These materials are not intended to represent an opinion but rather to serve as discussion materials for the Special Committee to review and as a basis upon which Duff & Phelps may render an opinion.

•An opinion i) would not address the merits of the underlying business decision of the Special Committee or the Board of Directors to enter into the Possible Transaction; ii) would not constitute a recommendation to the Special Committee, the Board of Directors or any committee thereof, the shareholders of the Company, respectively, or any other person as to how such person should vote or as to any other specific action that should be taken in connection with the Possible Transaction; and iii) would not create any fiduciary duty on Duff & Phelps’ part to any party.

•Because this material was prepared for use in the context of an oral presentation to the Special Committee, which is familiar with the business and affairs of the Company, Duff & Phelps does not take any responsibility for the accuracy or completeness of any of the material if used by persons other than the Special Committee.

•No selected company or selected transaction used in our analysis is directly comparable to the Company or the Possible Transaction.

CONFIDENTIAL

2

DUFF & PHELPS

Table of Contents

1. Process Update

2. Stock Performance and Implied Multiples

3. Selected Public Company Analysis and Selected M&A Transactions Analysis

4. Recent Financial Performance Summary

CONFIDENTIAL

3

DUFF & PHELPS

1. Process Update

Process Update

Held diligence call with management on June 19, 2012 with Art Hicks & Jim Ahearn

– Follow-up call with Head of Sales/Marketing will occur during site visit to Owatonna facility

All requested information has been promptly provided

– No outstanding requests at this time

Site visit to Owatonna facility scheduled for mid-July

Other Considerations

– NOL valuation

– Value of non-operating assets (excess land)

– Public company costs

CONFIDENTIAL 5 DUFF & PHELPS

2. Stock Performance and Implied Multiples

Trading Analysis

Cybex International Inc. - Common Share Overview — **June 25, 2012**

(In millions, except per share value)

	2005	2006	2007	2008	2009	2010	2011	LTM[1]	Management Projections 2012 P	2013 P
Price per share	$3.70	$6.00	$4.56	$1.84	$1.17	$0.66	$0.42	$1.72		
Enterprise Value	$71.0	$103.7	$98.9	$47.8	$37.7	$69.1	$61.5	$51.3		
Revenue	$108.1	$124.7	$140.2	$153.2	$124.9	$117.8	$137.0	$146.4	$145.0	$150.0
EBITDA[2]	9.7	12.1	11.5	14.5	3.4	5.9	11.5	12.9	12.0	13.6
EBIT[2]	6.1	8.9	8.0	9.7	-2.2	1.2	6.8	8.3	7.0	8.2
Margins										
EBITDA[2]	8.9%	9.7%	8.2%	9.5%	2.7%	5.0%	8.4%	8.8%	8.3%	9.0%
EBIT[2]	5.6%	7.1%	5.7%	6.3%	-1.8%	1.0%	5.0%	5.7%	4.9%	5.5%
Multiples										
EV / Revenue	0.66x	0.83x	0.71x	0.31x	0.30x	0.59x	0.45x	0.35x	0.35x	0.34x
EV / EBITDA	7.4x	8.6x	8.6x	3.3x	11.1x	11.8x	5.4x	4.0x	4.3x	3.8x
Price / Book Value	4.1x	2.4x	1.5x	0.6x	0.5x	0.3x	NM	1.4x	NA	NA
Price / Earnings per share[3]	NM	5.1x	8.5x	6.8x	NM	NM	NM	7.5x	9.2x	7.0x

Common Share - Price History

	Average
1 - Month	$1.73
3 - Month	$2.18
6 - Month	$2.03
1 - Year	$1.24
2 - Year	$1.18
5 - Year	$2.09
10 - Year	$2.90

[1] LTM Financials as of 3/31/2012; stock price as of 6/25/2012

[2] Historical financial figures as of September 30th. Stock price and projected figures as of December 31st

[3] Adjusted for one-time items

Source: Capital IQ, SEC Filings, Company Provided

CONFIDENTIAL 7 DUFF & PHELPS

Trading Analysis

Cybex International Inc. - Trading History

June 26, 2009 to June 25, 2012

Share Price

$3.50

$3.00

$2.50

$2.00

$1.50

$1.00

$0.50

$0.00

April 20, 2012

Reported net sales of $37 million versus $31 million the prior year but issued lower guidance for the second quarter

August 27, 2009

Launched Cybex 750AT, a commercial cross trainer for workouts that target different areas of the body

December 08, 2010

Reported that a $66 million jury verdict has been rendered in the product liability litigation, Barnhard versus Cybex

February 06, 2012

Reached a settlement in litigation, Barnhard vs Cybex. Pursuant to the settlement, Cybex will pay to the plaintiff, net of insurance, approximately $19.5 million

March 18, 2011

Unveiled the new, advanced 770T Treadmill

1,800

1,600

1,400

1,200

1,000

800

600

400

0

Volume (thousands)

6/26/09 8/26/09 10/26/09 12/26/09 2/26/10 4/26/10 6/26/10 8/26/10 10/26/10 12/26/10 2/26/11 4/26/11 6/26/11 8/26/11 10/26/11 12/26/11 2/26/12 4/26/12

CONFIDENTIAL 8 DUFF & PHELPS

Implied Multiples

Cybex International Inc. - Implied Multiple Table

($ in millions)

Average Price of Common Share

Current Last 90

6/25/2012 Trading Days 1- yr 5- yr 10- yr

Price per share $1.72 $2.50 $2.75 $3.00 $3.25 $2.20 $1.24 $2.09 $2.90

Shares Outstanding 17.1 17.1 17.1 17.1 17.1 17.1 17.1 17.1 17.1

Market Capitalization of Common Equity $29.4 $42.8 $47.1 $51.4 $55.6 $37.6 $21.2 $35.8 $49.7

Plus: Intrinsic Value of Management Options 0.0 0.1 0.2 0.4 0.6 0.0 0.0 0.0 0.3

Plus: Total Debt Outstanding 24.4 24.4 24.4 24.4 24.4 24.4 24.4 24.4 24.4

Less: Cash and Equivalents -2.5 -2.5 -2.5 -2.5 -2.5 -2.5 -2.5 -2.5 -2.5

Less: Non Operating (Net) 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0

Implied Enterprise Value $51.3 $64.8 $69.2 $73.6 $78.1 $59.5 $43.1 $57.6 $71.9

EV / Revenue

LTM 0.35x 0.44x 0.47x 0.50x 0.53x 0.41x 0.29x 0.39x 0.49x

Projected 2012 0.35x 0.45x 0.48x 0.51x 0.54x 0.41x 0.30x 0.40x 0.50x

Projected 2013 0.34x 0.43x 0.46x 0.49x 0.52x 0.40x 0.29x 0.38x 0.48x

EV / EBITDA

LTM 4.0x 5.0x 5.4x 5.7x 6.0x 4.6x 3.3x 4.5x 5.6x

Projected 2012 4.3x 5.4x 5.8x 6.1x 6.5x 5.0x 3.6x 4.8x 6.0x

Projected 2013 3.8x 4.8x 5.1x 5.4x 5.8x 4.4x 3.2x 4.2x 5.3x

Price / Earnings per share

Projected 2012 9.2x 13.4x 14.8x 16.1x 17.5x 11.8x 6.6x 11.2x 15.6x

Projected 2013 7.0x 10.1x 11.1x 12.1x 13.2x 8.9x 5.0x 8.5x 11.7x

Price / Book Value per share 1.4x 2.1x 2.3x 2.5x 2.7x 1.9x 1.0x 1.8x 2.4x

Implied Premium (Discount)

Current 0.0% 45.3% 59.9% 74.4% 89.0% 27.7% (28.1%) 21.4% 68.7%

30 Day Average (0.6%) 44.5% 58.9% 73.4% 87.8% 27.0% (28.5%) 20.7% 67.6%

1 - Year Average 39.0% 102.1% 122.3% 142.5% 162.7% 77.6% 0.0% 68.8% 134.5%

CONFIDENTIAL 9 DUFF&PHELPS

Management vs. Analyst Projections

Cybex International Inc. - Projection Comparison

(In millions, except per share value)

Management

Projections

Analyst Projections

2012 P 2013 P 2012 P 2013 P 2012 P 2013 P

% Difference % Difference

Revenue $145.0 $150.0 $147.9 $157.0 2.0% 4.7%

EBITDA $12.0 $13.6 NA NA NA NA

EBIT $7.0 $8.2 $10.9 $13.0 54.3% 57.4%

Earnings per share1 $0.19 $0.25 $0.54 $0.66 190.4% 167.7%

1 Excludes one-time items

Analyst Source: Sidoti & Company, LLC report dated April 10, 2012

CONFIDENTIAL 10 DUFF&PHELPS

Premiums Paid Analysis

Control Premium Analysis

Stock Price Premium

Number of Transactions

Criteria

1-Day (%) 1-Week (%) 1-Month (%)

Sporting and Recreational Goods

Median 27.2 27.6 36.5 9

Max 50.0 50.0 97.3

Min 9.5 10.2 27.6

US Companies with Enterprise Value between $25 & $100 mm

Median 47.1 53.8 56.3 66

Max 47.1 53.8 56.3

Min 0.9 4.5 0.7

US Companies with Enterprise Value between $25 & $1000 mm

Median 35.0 37.8 40.2 324

Max 343.0 321.3 295.0

Min 0.1 2.5 0.7

Note: Excludes negative premiums; deals over the prior 3 years

Source: Capital IQ

CONFIDENTIAL 11 DUFF&PHELPS

3. Selected Public Company and Selected M&A Transactions Analysis

Selected Public Companies

- Financial Performance Metrics

Selected Public Company Analysis **June 25, 2012**

Company Information	Revenue Growth				EBITDA Growth				EBITDA Margin			EBIT Margin			Gross Margin[1]	
Company Name	3-YR CAGR	LTM	2012	2013	3-YR CAGR	LTM	2012	2013	LTM	2012	2013	LTM	2012	2013	3 - Yr Avg.	LTM
Accell Group NV	5.3%	8.9%	6.1%	4.1%	-8.3%	-17.4%	26.1%	7.1%	7.1%	8.4%	8.7%	5.9%	7.3%	7.5%	34.8%	33.2%
Amer Sports Corp.	6.1	5.8	6.0	5.5	18.1	9.6	8.6	13.4	9.1	9.3	10.0	7.2	7.4	8.2	42.2	43.7
Brunswick Corporation	-7.3	5.4	4.9	5.7	8.0	21.3	7.3	29.6	8.3	8.7	10.7	5.6	6.1	7.6	18.6	23.4
Callaway Golf Co.	-7.4	-6.8	9.9	4.9	NM	NM	NM	21.4	0.1	6.2	7.2	-4.2	2.5	4.0	37.8	37.0
Escalade Inc.	-3.3	10.8	NA	NA	NM	3.8	NA	NA	10.0	NA	NA	6.8	NA	NA	30.3	30.8
Johnson Health Tech Co., Ltd.	4.2	17.8	18.6	5.8	40.3	31.1	48.7	13.2	9.6	12.6	13.5	6.2	8.6	9.8	45.6	45.4
Johnson Outdoors Inc.	-1.1	0.5	5.2	NA	19.9	-16.5	29.9	NA	6.0	8.1	NA	3.5	5.9	NA	39.1	39.4
Nautilus Inc.	-14.0	7.2	11.0	11.8	22.5	NM	56.8	54.7	4.5	5.8	8.0	2.5	3.4	5.7	46.7	43.8
High	6.1%	17.8%	18.6%	11.8%	40.3%	31.1%	56.8%	54.7%	10.0%	12.6%	13.5%	7.2%	8.6%	9.8%	46.7%	45.4%
Low	-14.0%	-6.8%	4.9%	4.1%	-8.3%	-17.4%	7.3%	7.1%	0.1%	5.8%	7.2%	-4.2%	2.5%	4.0%	18.6%	23.4%
Mean	-2.2%	6.2%	8.8%	6.3%	16.7%	5.3%	29.5%	23.3%	6.8%	8.5%	9.7%	4.2%	5.9%	7.1%	36.9%	37.1%
Median	-2.2%	6.5%	6.1%	5.6%	19.0%	6.7%	28.0%	17.4%	7.7%	8.4%	9.3%	5.8%	6.1%	7.6%	38.5%	38.2%
Cybex International Inc. - Mgmt Forecast	-1.8%	14.5%	3.5%	3.4%	6.5%	43.3%	-7.2%	13.0%	8.8%	8.3%	9.0%	5.7%	4.9%	5.5%	34.0%	34.8%
Cybex International Inc. - Analyst Forecast	-1.8%	14.5%	5.6%	6.1%	6.5%	43.3%	NA	NA	8.8%	NA	NA	5.7%	7.3%	8.3%	34.0%	34.8%

[1]Gross Margin includes depreciation
LTM = Latest Twelve Months
CAGR = Compounded Annual Growth Rate
EBITDA = Earnings Before Interest, Taxes, Depreciation and Amortization
EBIT = Earnings Before Interest and Taxes
Source: Bloomberg, Capital IQ, Company filings

CONFIDENTIAL

13

DUFF & PHELPS

Selected Public Companies

- Valuation Multiples

Selected Public Company Analysis **June 25, 2012**

($ in millions, except per share data)

Company Information	Market Data			Common Stock as a Multiple of				Enterprise Value As Multiple Of							
Company Name	Stock Price	% of 52-Wk High	Enterprise Value	Book Value	Tang. BV	LTM EPS	2012 EPS	3-Yr Avg. EBITDA	LTM EBITDA	2012 EBITDA	2013 EBITDA	LTM EBIT	2012 EBIT	LTM Revenue	2012 Revenue
Accell Group NV	$18.06	72.0%	$576	1.6x	2.1x	7.1x	8.9x	8.9x	10.4x	8.2x	7.7x	12.4x	9.5x	0.73x	0.69x
Amer Sports Corp.	10.99	75.2	1,846	1.5	4.8	12.0	10.4	11.1	8.4	8.0	7.0	10.7	10.0	0.77	0.74
Brunswick Corporation	20.74	76.7	2,113	22.5	NM	18.4	14.3	22.1	6.8	6.2	4.8	10.0	8.8	0.57	0.54
Callaway Golf Co.	5.64	77.7	412	0.7	0.9	NM	56.4	20.6	NM	6.8	5.6	NM	17.2	0.46	0.42
Escalade Inc.	5.60	92.0	80	0.8	1.5	10.0	NA	7.2	5.9	NA	NA	8.6	NA	0.58	NA
Johnson Health Tech Co., Ltd.	2.14	67.3	466	2.3	2.5	17.9	10.7	14.1	10.3	6.9	6.0	15.9	10.1	0.99	0.86
Johnson Outdoors Inc.	18.14	86.4	210	1.1	1.2	5.9	11.9	9.7	8.6	6.0	NA	14.6	8.3	0.51	0.49
Nautilus Inc.	3.27	95.9	80	2.9	6.4	25.2	13.9	39.7	9.8	6.9	4.5	17.3	11.6	0.44	0.40
High		95.9%	$2,113	22.5x	6.4x	25.2x	56.4x	39.7x	10.4x	8.2x	7.7x	17.3x	17.2x	0.99x	0.86x
Low		67.3%	$80	0.7x	0.9x	5.9x	8.9x	7.2x	5.9x	6.0x	4.5x	8.6x	8.3x	0.44x	0.40x
Mean		80.4%	$723	4.2x	2.8x	13.8x	18.1x	16.7x	8.6x	7.0x	5.9x	12.8x	10.8x	0.63x	0.59x
Median		77.2%	$439	1.5x	2.1x	12.0x	11.9x	12.6x	8.6x	6.9x	5.8x	12.4x	10.0x	0.57x	0.54x
Cybex International Inc. - Mgmt Forecast	$1.72	57.9%	$51	1.4x	1.4x	7.5x	9.2x	6.4x	4.0x	4.3x	3.8x	6.2x	7.3x	0.35x	0.35x
Cybex International Inc. - Analyst Forecast	$1.72	57.9%	$51	1.4x	1.4x	7.5x	3.2x	6.4x	4.0x	NA	NA	6.2x	4.7x	0.35x	0.35x

LTM = Latest Twelve Months
Enterprise Value = (Market Capitalization) + (Debt + Preferred Stock + Minority Interest) - (Cash & Equivalents)
EBITDA = Earnings Before Interest, Taxes, Depreciation and Amortization
EBIT = Earnings Before Interest and Taxes
Source: Bloomberg, Capital IQ, Company filings

CONFIDENTIAL 14 DUFF & PHELPS

Selected Public Company Analysis

Comparison of financial metrics

LTM Revenue

$4,000 $3,736 Median: $629

$3,500

$3,000 $2,399

$2,500

$2,000

$1,500 $886 $785

$1,000 $473 $409

$500 $183 $146 $137

$0

NYSE:BC

HLSE:AMEAS

NYSE:ELY

ENXTAM:ACCEL

TSEC:1736

NasdaqGM:JOUT

NYSE:NLS

NasdaqGM:CYBI

NasdaqGM:ESCA

LTM EBITDA Margin

12.0%

10.0% 9.6% Median: 7.7%

10.0% 9.1% 8.8% 8.3%

8.0% 7.1% 6.0%

6.0% 4.5%

4.0%

2.0% 0.1%

0.0%

NasdaqGM:ESCA

TSEC:1736

HLSE:AMEAS

NasdaqGM:CYBI

NYSE:BC

ENXTAM:ACCEL

NasdaqGM:JOUT

NYSE:NLS

NYSE:ELY

CONFIDENTIAL 15 DUFF & PHELPS

Selected Public Company Analysis

Comparison of financial metrics

LTM Revenue Growth

20.0%

17.8%

14.5%

Median: 6.5%

15.0%

10.8%

8.9%

10.0%

7.2%

5.8%

5.4%

5.0%

0.5%

0.0%

-5.0%

-10.0%

-6.8%

TSEC:1736

NasdaqGM:CYBI

NasdaqGM:ESCA

ENXTAM:ACCEL

NYSE:NLS

HLSE:AMEAS

NYSE:BC

NasdaqGM:JOUT

NYSE:ELY

LTM EBITDA Growth

50.0%

43.2%

Median: 6.7%

40.0%

31.1%

30.0%

21.3%

20.0%

9.6%

10.0%

3.8%

NM

NM

0.0%

-10.0%

-20.0%

-16.5%

-17.4%

-30.0%

NasdaqGM:CYBI

TSEC:1736

NYSE:BC

HLSE:AMEAS

NasdaqGM:ESCA

NasdaqGM:JOUT

ENXTAM:ACCEL

NYSE:ELY

NYSE:NLS

Three Year Revenue CAGR

10.0%

6.1%

5.3%

Median: -2.2%

4.2%

5.0%

0.0%

-1.1%

-5.0%

-1.8%

-3.3%

-10.0%

-7.3%

-7.4%

-15.0%

-14.0%

-20.0%

HLSE:AMEAS

ENXTAM:ACCEL

TSEC:1736

NasdaqGM:JOUT

NasdaqGM:CYBI

NasdaqGM:ESCA

NYSE:BC

NYSE:ELY

NYSE:NLS

Three Year EBITDA CAGR

50.0%

40.3%

Median: 19.0%

40.0%

30.0%

22.5%

19.9%

18.1%

20.0%

10.0%

8.0%

6.5%

NM

NM

0.0%

-10.0%

-8.3%

-20.0%

TSEC:1736

NYSE:NLS

NasdaqGM:JOUT

HLSE:AMEAS

NYSE:BC

NasdaqGM:CYBI

ENXTAM:ACCEL

NYSE:ELY

NasdaqGM:ESCA

CONFIDENTIAL 16 DUFF & PHELPS

Selected Public Company Analysis

Comparison of financial metrics

LTM CAPEX as a % of Revenue

Median: 2.2%

4.0% 3.5%

3.5%

3.0% 2.8% 2.6%

2.5% 2.4% 2.5%

2.0% 2.0% 1.4% 1.4%

1.5%

1.0% 0.7%

0.5%

0.0%

NYSE:ELY

HLSE:AMEAS

NasdaqGM:JOUT

NYSE:BC

NasdaqGM:CYBI

NasdaqGM:ESCA

NYSE:NLS

ENXTAM:ACCEL

TSEC:1736

LTM EBIT Margin

8.0% 7.2% 6.8% 6.2% 5.9% 5.7% 5.6%

Median: 5.8%

6.0% 3.5%

4.0% 2.5%

2.0%

0.0%

-2.0%

-4.0% -4.2%

-6.0%

HLSE:AMEAS

NasdaqGM:ESCA

TSEC:1736

ENXTAM:ACCEL

NasdaqGM:CYBI

NYSE:BC

NasdaqGM:JOUT

NYSE:NLS

NYSE:ELY

Projected 2012 Revenue Growth

20.0% 18.6% Median: 6.1%

18.0%

16.0%

14.0%

12.0% 11.0% 9.9%

10.0%

8.0% 6.1%

6.0% 6.0% 5.2% 4.9% 3.5%

4.0%

2.0% NA

0.0%

TSEC:1736

NYSE:NLS

NYSE:ELY

ENXTAM:ACCEL

HLSE:AMEAS

NasdaqGM:JOUT

NYSE:BC

NasdaqGM:CYBI

NasdaqGM:ESCA

Note: Cybex 2012 revenue growth based on management projections

Projected 2012 EBITDA Growth

60.0%

56.8%

48.7%

Median: 28.0%

50.0%

40.0%

29.9%

30.0%

26.1%

20.0%

8.6%

7.3%

10.0%

NM

NA

0.0%

-10.0%

-7.2%

-20.0%

NYSE:NLS

TSEC:1736

NasdaqGM:JOUT

ENXTAM:ACCEL

HLSE:AMEAS

NYSE:BC

NasdaqGM:CYBI

NYSE:ELY

NasdaqGM:ESCA

Note: Cybex 2012 EBITDA growth based on management projections

CONFIDENTIAL 17 DUFF & PHELPS

Selected Public Companies

Selected Public Company Change Table

June 25, 2012			EBITDA			Revenue			LTM Revenue Growth	LTM EBITDA Margin	MULTIPLES – EBITDA			MULTIPLES – Revenue	
Company	Stock Price	Enterprise Value	LTM	NTM	NTM+1	LTM	NTM	NTM+1			LTM	NTM	NTM+1	LTM	NTM
Accell Group NV (ENXTAM:ACCEL)	$ 14.47	$ 461	$ 44	$ 56	$ 60	$ 628	$ 667	$ 694	8.9%	7.1%	10.4 x	8.2 x	7.7 x	0.73 x	0.69 x
Amer Sports Corp. (HLSE:AMEAS)	€ 8.80	€ 1,479	€ 175	€ 186	€ 211	€ 1,922	€ 1,994	€ 2,104	5.8%	9.1%	8.4 x	8.0 x	7.0 x	0.77 x	0.74 x
Brunswick Corporation (NYSE:BC)	$ 20.74	$ 2,113	$ 311	$ 343	$ 444	$ 3,736	$ 3,932	$ 4,156	5.4%	8.3%	6.8 x	6.2 x	4.8 x	0.57 x	0.54 x
Callaway Golf Co. (NYSE:ELY)	$ 5.64	$ 412	$ 1	$ 61	$ 74	$ 886	$ 974	$ 1,022	-6.8%	0.1%	NM	6.8 x	5.6 x	0.46 x	0.42 x
Escalade Inc. (NasdaqGM:ESCA)	$ 5.60	$ 80	$ 14	NA	NA	$ 137	NA	NA	10.8%	10.0%	5.9 x	NA	NA	0.58 x	NA
Johnson Health Tech Co., Ltd. (TSEC:1736)	TWD 64.30	TWD 13,970	TWD 1,355	TWD 2,039	TWD 2,309	TWD 14,173	TWD 16,166	TWD 17,098	17.8%	9.6%	10.3 x	6.9 x	6.0 x	0.99 x	0.86 x
Johnson Outdoors Inc. (NasdaqGM:JOUT)	$ 18.14	$ 210	$ 24	$ 35	NA	$ 409	$ 429	NA	0.5%	6.0%	8.6 x	6.0 x	NA	0.51 x	0.49 x
Nautilus Inc. (NYSE:NLS)	$ 3.27	$ 80.27	$ 8	$ 12	$ 18	$ 183	$ 200	$ 224	7.2%	4.5%	9.8 x	6.9 x	4.5 x	0.44 x	0.40 x
Cybex International Inc. (NasdaqGM:CYBI)	$ 1.72	$ 51	$ 13	$ 12	$ 14	$ 146	$ 145	$ 150	14.5%	8.8%	4.0 x	4.3 x	3.8 x	0.35 x	0.35 x
Mean									6.2%	6.8%	8.6 x	7.0 x	5.9 x	0.63 x	0.59 x
Median									6.5%	7.7%	8.6 x	6.9 x	5.8 x	0.57 x	0.54 x

November 29, 2010			EBITDA			Revenue			LTM Revenue Growth	LTM EBITDA Margin	MULTIPLES – EBITDA			MULTIPLES – Revenue	
Company	Stock Price	Enterprise Value	LTM	NTM	NTM+1	LTM	NTM	NTM+1			LTM	NTM	NTM+1	LTM	NTM
Accell Group NV (ENXTAM:ACCEL)[1]	$ 17.60	$ 446	$ 58	$ 63	$ 69	$ 582	$ 651	$ 686	3.0%	10.0%	7.7 x	7.0 x	6.5 x	0.77 x	0.68 x
Amer Sports Corp. (HLSE:AMEAS)	€ 9.01	€ 1,436	€ 124	€ 158	€ 180	€ 1,640	€ 1,780	€ 1,877	6.1%	7.6%	11.6 x	9.1 x	8.0 x	0.88 x	0.81 x
Brunswick Corporation (BC)	$ 16.24	$ 1,537	$ 150	$ 277	$ 396	$ 3,332	$ 3,611	$ 4,043	12.7%	4.5%	10.2 x	5.6 x	3.9 x	0.46 x	0.43 x
Callaway Golf Co. (ELY)	$ 7.74	$ 390	$ 41	$ 82	$ 104	$ 968	$ 1,006	$ 1,053	3.4%	4.3%	9.4 x	4.8 x	3.8 x	0.40 x	0.39 x
Escalade Inc. (ESCA)	$ 5.32	$ 78	$ 13	NA	NA	$ 119	$ 128	$ 134	-1.2%	10.7%	6.2 x	NA	NA	0.66 x	0.61 x
Johnson Health Tech Co., Ltd. (TSEC:1736)[1]	TWD 44.60	TWD 10,109	TWD 950	TWD 1,455	TWD 1,575	TWD 11,224	TWD 13,058	TWD 15,681	7.5%	8.5%	10.6 x	6.9 x	6.4 x	0.90 x	0.77 x
Johnson Outdoors Inc. (JOUT)	$ 12.21	$ 115	$ 22	$ 29	NA	$ 373	$ 394	$ 408	-0.1%	5.9%	5.2 x	4.0 x	NA	0.31 x	0.29 x
Nautilus Inc. (NYSE:NLS)	$ 1.53	$ 37	$ (8)	$ 0	NA	$ 168	$ 190	NA	-15.6%	-4.7%	NM	NM	NA	0.22 x	0.19 x
Cybex International Inc. (NasdaqGM:CYBI)	$ 1.36	$ 33	$ 6	$ 9	$ 9	$ 118	$ 125	$ 130	-5.7%	5.0%	5.6 x	3.9 x	3.7 x	0.28 x	0.26 x
Mean									2.0%	5.8%	8.7 x	6.2 x	5.7 x	0.57 x	0.52 x
Median									3.2%	6.8%	9.4 x	6.3 x	6.4 x	0.56 x	0.52 x

Change 6/25/2012 vs. 11/29/2010			EBITDA			Revenue			LTM Revenue Growth	LTM EBITDA Margin	MULTIPLES – EBITDA			MULTIPLES – Revenue	
Company	Stock Price	Enterprise Value	LTM	NTM	NTM+1	LTM	NTM	NTM+1			LTM	NTM	NTM+1	LTM	NTM
Accell Group NV (ENXTAM:ACCEL)1	(17.8 %)	3.4 %	(23.6 %)	(11.6 %)	(13.0 %)	8.0 %	2.4 %	1.1 %	5.9%	-2.9%	2.7 x	1.2 x	1.2 x	(0.03) x	0.01 x
Amer Sports Corp. (HLSE:AMEAS)	(2.3 %)	3.0 %	41.5 %	17.4 %	17.4 %	17.2 %	12.0 %	12.1 %	-0.3%	1.6%	(3.2) x	(1.1) x	(1.0) x	(0.11) x	(0.06) x
Brunswick Corporation (BC)	27.7 %	37.5 %	106.5 %	24.0 %	12.3 %	12.1 %	8.9 %	2.8 %	-7.3%	3.8%	(3.4) x	0.6 x	0.9 x	0.10 x	0.11 x
Callaway Golf Co. (ELY)	(27.1 %)	5.5 %	(98.7 %)	(25.4 %)	(28.8 %)	(8.5 %)	(3.1 %)	(2.9 %)	-10.2%	-4.2%	NA	2.0 x	1.8 x	0.06 x	0.03 x
Escalade Inc. (ESCA)	5.3 %	2.6 %	7.8 %	NA	NA	15.4 %	NA	NA	11.9%	-0.7%	(0.3) x	NA	NA	(0.07) x	NA
Johnson Health Tech Co., Ltd. (TSEC:1736)1	44.2 %	38.2 %	42.6 %	40.2 %	46.7 %	26.3 %	23.8 %	9.0 %	10.3%	1.1%	(0.3) x	(0.1) x	(0.4) x	0.09 x	0.09 x
Johnson Outdoors Inc. (JOUT)	48.6 %	83.1 %	10.1 %	21.6 %	NA	9.7 %	8.8 %	NA	0.6%	0.0%	3.4 x	2.0 x	NA	0.21 x	0.20 x
Nautilus Inc. (NYSE:NLS)	113.7 %	118.3 %	(203.0 %)	NM	NA	8.9 %	5.4 %	NA	22.7%	9.2%	NA	NA	NA	0.22 x	0.21 x
Cybex International Inc. (NasdaqGM:CYBI)	26.5 %	55.1 %	120.0 %	41.2 %	49.9 %	24.2 %	16.0 %	15.4 %	20.2%	3.8%	(1.7) x	0.4 x	0.1 x	0.07 x	0.09 x
Mean	24.0 %	36.5 %	(14.6 %)	11.0 %	6.9 %	11.1 %	8.3 %	4.4 %	4.2%	1.0%	(0.2) x	0.8 x	0.5 x	0.06 x	0.08 x
Median	16.5 %	21.5 %	8.9 %	19.5 %	12.3 %	10.9 %	8.8 %	2.8 %	3.2%	0.6%	(0.3) x	0.9 x	0.9 x	0.07 x	0.09 x

Note: Cybex 2012 and 2013 figures are based on management forecasts
[1]Stock Price Adjusted for Stock Dividend

CONFIDENTIAL 18 DUFF & PHELPS

Selected M&A Transactions

- Selected M&A Transactions

Selected M&A Transactions

($ in millions)

Date	Target	Buyer	Business Description - Target	Enterprise Value	LTM Revenue	LTM EBITDA	EBITDA Margin	EV/ LTM EBITDA	EV/ LTM Revenue
6/21/2012	Senoh Corporation	Mizuno	Manufactures and sells hard-ware sports and exercise equipment	$99.5	$120.8	NA	NA	NA	0.82x
6/13/2012	Cascade Helmets Holdings	Bauer Performance Sports	Designs, manufactures, and sells helmets and eyewear products for use in lacrosse and field hockey markets	$80.6	$21.9	$5.6	25.8%	14.3x	3.69x
3/18/2012	Adams Golf	Taylor Made Golf Company	Designs, assembles, and distributes golf clubs for various skill levels primarily in the United States and internationally	$70.4	$96.5	$7.3	7.6%	9.6x	0.73x
9/21/2011	Derby Cycle	Pon Holding Germany GmbH	Engages in the development, production, and sale of bicycles in Germany and internationally	$285.0	$330.9	$27.7	8.4%	10.3x	0.86x
5/19/2011	Acushnet Company	Fila Korea, Mirae Asset Financial and others	Manufactures and markets golf balls, clubs, shoes, gloves, bags, outerwear, socks, and accessories	$1,225.0	$1,200.0	NA	NA	NA	1.02x
1/18/2011	Yes! Golf	Adams Golf	Manufactures and sells golf putters and accessories for professionals and amateur golfers	$1.5	$2.4	NA	NA	NA	0.63x
10/20/2010	Kasco Corporation	Mamiya-OP Co.	Provides golf equipment	$28.4	$53.6	NA	NA	NA	0.53x
3/15/2010	Sports Supply Group	Andell Holdings	Manufacturers, markets, and distributes sporting goods equipment, physical education, and recreational and leisure products	$184.0	$256.5	$24.2	9.4%	7.6x	0.72x
1/13/2010	PBM Fitness	Johnson Health Tech	Engages in the design and manufacture of fitness equipment for various commercial facilities	$2.8	$0.5	NA	NA	NA	NM
12/21/2009	Powabyke	Metroelectric	Designs, manufactures, and markets electrical bicycles, tricycles, and folders	$1.9	$1.0	NA	NA	NA	1.85x
7/15/2009	Iron Horse Bicycle Company	Dorel Industries Inc.	Manufactures and provides bicycles	$5.2	$25.0	NA	NA	NA	0.21x
9/5/2008	Amer Sports Bulgaria	Amer Sports Corp.	Manufactures alpine and Nordic skis and snowboards	$7.1	$7.1	NA	NA	NA	1.00x
8/25/2008	Skis Rossignol	Chartreuse & Mont Blanc	Designs and produces hard and soft goods for the winter and summer seasons	$50.8	$381.8	NA	NA	NA	0.13x
6/26/2008	PTI Sports	Pacific Cycle, Inc.	Engages in designing, manufacturing, and distributing bicycle parts, helmets, and other accessories	$28.1	$65.0	$5.0	7.7%	5.6x	0.43x
2/21/2008	Bauer Hockey	Kohlberg & Company	Designs, manufactures, and markets ice and roller hockey equipment, and fitness and recreational skates	$188.8	$160.0	NA	NA	NA	1.18x
						Mean	11.8%	9.5x	0.99x
						Median	8.4%	9.6x	0.78x

CONFIDENTIAL 19 DUFF & PHELPS

4. Recent Financial Performance

Recent Financial Performance

■ Historical Financial Performance Summary

Historical Financial Performance

($ in thousands) 3-Year 5-Year

2006A 2007A 2008A 2009A 2010A 2011A

1Q12 LTM CAGR CAGR

Total Sales $126,924 $146,503 $147,929 $120,474 $122,961 $140,130 $146,379 (1.8%) 2.0%

Growth NA 15.4% 1.0% (18.6%) 2.1% 14.0% NA

Gross Profit $48,955 $53,548 $51,527 $39,782 $48,107 $53,529 $54,494

Margin 38.6% 36.6% 34.8% 33.0% 39.1% 38.2% 37.2%

EBITDA $13,178 $12,501 $10,722 $3,719 $7,431 $12,937 $12,931 6.5% (0.4%)

Margin 10.4% 8.5% 7.2% 3.1% 6.0% 9.2% 8.8%

Growth NA (5.1%) (14.2%) (65.3%) 99.8% 74.1% NA

Net Income1 $20,054 $9,754 $2,159 ($2,437) $420 $4,087 $3,917

Margin 15.8% 6.7% 1.5% (2.0%) 0.3% 2.9% 2.7%

Capital Expenditures $4,151 $24,947 $7,436 $613 $2,240 $3,073 $3,443

as % of Sales 3.3% 17.0% 5.0% 0.5% 1.8% 2.2% 2.4%

1 Excludes one-time items

Source: Audited Financials and Management

Historical Financial Performance

($ in millions)

$200.0 $180.0 $160.0 $140.0 $120.0 $100.0 $80.0 $60.0 $40.0 $20.0 $0.0

$13.2 $126.9 2006A

$12.5 $146.5 2007A

$10.7 $147.9 2008A

$3.7 $120.5 2009A

$7.4 $123.0 2010A

$12.9 $140.1 2011A

$12.9 $146.4 1Q12 LTM

$14.0 $12.0 $10.0 $8.0 $6.0 $4.0 $2.0 $0.0

CONFIDENTIAL 21 DUFF & PHELPS

Recent Financial Performance

Budget vs. Actual

($ in thousands)

2010 2011

Actual Budget Difference Actual Budget Difference

Total Sales $122,961 $120,038 $2,923 $140,130 $124,998 $15,132

Growth 2.1% (0.4%) 2.4% 14.0% 1.7% 12.3%

Gross Profit $48,107 $46,766 $1,341 $53,529 $48,179 $5,350

Margin 39.1% 39.0% 0.2% 38.2% 38.5% (0.3%)

EBITDA $7,431 $8,120 ($689) $12,937 $8,905 $4,032

Margin 6.0% 6.8% (0.7%) 9.2% 7.1% 2.1%

Growth 99.8% 118.3% (18.5%) 74.1% 19.8% 54.3%

Net Income1 $420 $1,028 ($608) $4,087 $1,439 $2,648

Margin 0.3% 0.9% (0.5%) 2.9% 1.2% 1.8%

1 Excludes one-time items

Source: Audited Financials and Management

1Q12 vs. 1Q11

($ in thousands)

1st Quarter

2012A 2011A Difference

Total Sales $37,259 $31,011 $6,248

Gross Profit $13,128 $12,162 $966

Margin 39.1% 39.2% (0.1%)

EBITDA $1,966 $1,973 ($7)

Margin 6.0% 6.4% (0.3%)

Net Income1 $563 $734 ($171)

Margin 0.3% 2.4% (2.0%)

1 Excludes one-time items

Source: Audited Financials and Management

CONFIDENTIAL 22 DUFF & PHELPS